[Letterhead of Eversheds Sutherland (US) LLP]

April 28, 2017

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Post-Effective Amendment No. 3 to the Registration Statement on Form N-2

Filed on March 9, 2017 (File No. 333-204582)

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Company on April 19, 2017, with respect to the Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-204582), filed with the Commission on March 9, 2017 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Post-Effective Amendment No. 4 to the Registration Statement, filed concurrently herewith.

Accounting Comments

Notes to Consolidated Financial Statements – Note 13. Summarized Financial Information of our Unconsolidated Subsidiaries (Page F-51)

1.	Comment: It appears the Company is including Rule 4-08(g) of Regulation S-X disclosure for certain controlled investments. Please confirm for the Staff in correspondence that the Company also performs a quarterly analysis as to whether the disclosure requirements of Rule 3-09 or Rule 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries. Also, please provide the Staff with Rule 4-08(g) and Rule 3-09 calculations for Eastport Holdings, LLC.

Response: The Company confirms for the Staff on a supplemental basis that the Company performs a quarterly analysis as to whether the disclosure requirements of Rule 3-09 or Rule 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries. The Company has also provided to the Staff on a supplemental basis the Rule 4-08(g) and Rule 3-09 calculations for Eastport Holdings, LLC.

Edward P. Bartz, Esq.

April 28, 2017

Notes to Consolidated Financial Statements – Note 4. Investments and Fair Value Measurements (Page F-28)

2.	Comment: The disclosure in this note describes a transaction between CapitalSouth Partners Florida Sidecar Fund II, L.P. (“FSC II”) and an affiliated third-party. The transaction resulted in a realized gain of $0.1 million and a liability incurred as a result of the issuance of a written call option (the “Option”). It appears a minor premium was paid to the Company for the issuance of the Option where the strike price appears to be well below the value of the underlying asset, resulting in a relatively large liability. Related to this, please supplementaly describe to the Staff: (i) the Company’s compliance with Section 57 of the Investment Company Act of 1940, as amended (the “1940 Act”); (ii) the economic or regulatory reasons for this transaction; and (iii) whether the 10 portfolio companies sold in this transaction were in net unrealized depreciation, excluding the Option.

Response: With regard to the Staff’s first question, the Company advises the Staff on a supplemental basis that the affiliated third-party (the “Purchaser”) that acquired the equity interests in FSC II (the “Transaction”) is “an affiliated person” of the Company as described in Section 57(e)(2) of the 1940 Act due to the Purchaser’s ownership prior to the Transaction of more than 5% of another private fund that is managed by the Company’s investment adviser. Pursuant to Section 57(f) of the 1940 Act, the Company was permitted to participate in the Transaction with the Purchaser, if the Transaction was first approved by a required majority (as defined in Section 57(o) of the 1940 Act) of the board of directors of the Company on the basis that:

(1) The terms thereof, including the consideration to be paid or received, are reasonable and fair to the shareholders of the Company and do not involve overreaching of the Company or its shareholders on the part of any person concerned;

(2) The Transaction is consistent with the interests of the shareholders of the Company and with the policy of the Company as recited in filings made by the Company with the Commission under the Securities Act of 1933, its registration statement and reports filed under the Securities Exchange Act of 1934, and its reports to shareholders; and

(3) The directors of the Company record in their minutes and preserve in their records, for such periods as if such records were required to be maintained pursuant to Section 31(a) of the 1940 Act, a description of such transaction, their findings, the information or materials upon which their findings were based, and the basis therefor.

At an in-person meeting of the Company’s board of directors held on August 4, 2016, the Company’s board of directors: (i) reviewed and considered a term sheet provided by the Company’s investment adviser, which summarized the specific terms of the Transaction; (ii) considered the above-referenced factors pursuant to Section 57(f) of the 1940 Act; and (iii) unanimously approved the Company’s participation in the Transaction. Minutes of the Company’s board of directors meeting held on August 4, 2016 were recorded and preserved in the Company’s records in accordance with Section 31(a) of the 1940 Act. Therefore, this transaction complied with Section 57 of the 1940 Act.

Edward P. Bartz, Esq.

April 28, 2017

With regard to the Staff’s second question, the Company’s business rationale for the Transaction included:

(1)	Providing liquidity to the Company in a time of constrained liquidity.

(2)	Diversifying the Company’s investment portfolio. The portfolio companies sold as part of the Transaction were generally the largest positions in the Company’s portfolio and selling a portion of these investments helped reduce the Company’s overall hold size.

(3)	Optimizing the borrowing base related to the Company’s credit facility. Prior to the Transaction, the Company held several investments that were not fully accounted for in the borrowing base for the Company’s credit facility because of various diversification requirements primarily related to size of the investment and industry concentration limits.

With regard to the Staff’s third question, as part of this transaction only one portfolio company was sold at a realized loss, which was CSM Bakery Solutions, LLC. Otherwise, all other debt investments were sold at cost and one equity investment was sold at a small gain.

Legal Comments

3.	Comment: Please provide the Staff with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

4.	Comment: Please confirm to the Staff that concurrent with the filing of each prospectus supplement an unqualified legality opinion and related consent of counsel will be filed with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities.

Response: The Company has filed as an exhibit to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company confirms that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, concurrent with the filing of each prospectus supplement the Company will file an unqualified legality opinion and a related consent of counsel with a post-effective amendment to the Registration Statement regarding each such future offering in the Company’s securities.

Edward P. Bartz, Esq.

April 28, 2017

5.	Comment: The Staff refers to the bolded sentence below the first example on page 20 of the Prospectus, which states that “The example and the expenses in the table above should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.” In accordance with Instruction 11.d. to Item 3 of Form N-2, please delete “and the expenses in the table above” from this sentence.

Response: The Company has deleted the above-referenced disclosure in response to the Staff’s comment. See page 20 of the Prospectus.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala III / Capitala Finance Corp.

Vlad M. Bulkin / Eversheds Sutherland (US) LLP